  EXHIBIT 99.1

Tantech Holdings Ltd. Announces Reverse Split Record Date

New York, New York, September 1, 2026 – Tantech Holdings Ltd. (NASDAQ: TANH; the "Company") is reporting that its board of directors has approved a reverse stock split (the “Reverse Stock Split”) of the Company’s class A common shares (the “Common Shares”), at a ratio of 1-for-50.

The Reverse Stock Split will be effective at 04:01 p.m. (ET) on Thursday, September 3, 2026 (the “Record Date”) and the Common Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Friday, September 4, 2026. The Common Shares will continue to trade on The Nasdaq Capital Market under the trading symbol “TANH” but will trade under the following new CUSIP number: G8675X 164.

The number of the Company’s pre-Reverse Stock Split outstanding shares is 33,382,332 Common Shares. As a result of the Reverse Stock Split, every fifty (50) Common Shares held as of the Record Date will be automatically combined into one (1) Common Share. The number of outstanding Common Shares will be reduced from 33,382,332 Common Shares to approximately 667,647 Common Shares. No fractional shares will be created or issued in connection with the Reverse Stock Split. The Reverse Stock Split will affect all holders of Common Shares uniformly.

Shareholders with Common Shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after September 4, 2026. Such beneficial holders may contact their bank, broker, or nominee for more information.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

For investor and media inquiries, please contact:

Tantech Holdings Ltd.

Yongxin Su, co-CEO

Email: yongxin.su@tantechinc.com